                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                        (Amendment No. ____________)(1)

                        Penn Treaty American Corporation
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)


                                    707874103
                                 (CUSIP NUMBER)

                                October 21, 2002
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   / /  Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                 / /    Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   NAME OF REPORTING PERSONS:   WLR Recovery Fund II, L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                  80-0030486

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware



--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER                                          0

   SHARES

               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
                                                                       2,160,444
  OWNED BY

               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                                     0

  REPORTING

               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                           2,160,444

    WITH

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,160,444

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                           9.79%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


                                                                              PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS:  WLR Recovery Associates II LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                  80-0032277

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware



--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER                                          0

   SHARES

               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
                                                                       2,160,444
  OWNED BY

               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                                     0

  REPORTING

               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                           2,160,444

    WITH

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,160,444

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                           9.79%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


                                                                              OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS: WL Ross & Co. LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                  13-4106462

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware



--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER                                          0

   SHARES

               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
                                                                       2,160,444
  OWNED BY

               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                                     0

  REPORTING

               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                           2,160,444

    WITH

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,160,444

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                           9.79%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


                                                                              OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS:  Wilbur Ross
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION   New York



--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER                                          0

   SHARES

               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
                                                                       2,160,444
  OWNED BY

               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                                     0

  REPORTING

               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER                           2,160,444

    WITH

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,160,444

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                           9.79%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


                                                                              IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:

                Penn Treaty American Corporation

--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

                           3440 Lehigh Street
                           Allentown, Pennsylvania 18103

--------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

                    (i)  WLR Recovery Fund II, L.P. ("WLR II LP")
                    (ii) WLR Recovery Associates II LLC ("WLR II LLC")
                    (iii) WL Ross & Co. LLC ("WL Ross")
                    (iv) Wilbur Ross ("Ross")

--------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:


                    (i)  The principal business address of WLR II LP is:
                         101 East 52nd Street, 19th Floor
                         New York, NY 10022

                    (ii) The principal business address of WLR II LLC is:
                         101 East 52nd Street, 19th Floor
                         New York, NY 10022

                    (iii) The principal business address of WL Ross is:
                          101 East 52nd Street, 19th Floor
                          New York, NY 10022

                    (iv) The principal business address of Ross is:
                         c/o WL Ross & Co. LLC
                         101 East 52nd Street, 19th Floor
                         New York, NY 10022

--------------------------------------------------------------------------------
Item 2(c).  Citizenship:

                    (i)  The state of organization of WLR II LP is Delaware.

                    (ii) The state of organization of WLR II LLC is Delaware.

                    (iii) The state of organization of WL Ross is Delaware.

                    (iv) The state of residence of Ross is New York.

--------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

                           Common Stock, $0.10 par value ("Common Stock")

--------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:

                           707874103

--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [_]  Insurance Company as defined in Section 3(a)(19) of the Exchange
               Act;

     (d) [_] Investment Company registered under Section 8 of the Investment Company Exchange Act;

     (e)  [_]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

                  Ownership percentages are based on 19,907,737 shares of Common Stock reported to be outstanding as of August 12, 2002, as reflected in the Issuer's quarterly report on Form 10-Q filed on August 14, 2002. For each of the reporting persons, beneficial ownership of 2,160,444 shares represents the total number of shares of Common Stock issuable upon conversion of a 6-1/4% convertible subordinated note held by WLR II LP. The note, acquired pursuant to an exchange offer with the Issuer, is convertible into Common Stock of the Issuer at a price of $4.50 per share.

(I)  WLR II LP

(a)  Amount beneficially owned:                                       2,160,444
(b)  Percent of Class:                                                     9.79%
(c)  Number of shares as to which such person has:

    (i)  Sole power to vote or direct the vote:                               0
    (ii) Shared power to vote or to direct the vote:                  2,160,444
    (iii)Sole power to dispose or direct the disposition of:                  0
    (iv) Shared power to dispose or to direct the disposition of:     2,160,444


(II)  WLR II LLC

(a)  Amount beneficially owned:                                       2,160,444
(b)  Percent of Class:                                                     9.79%
(c)  Number of shares as to which such person has:

    (i)  Sole power to vote or direct the vote:                               0
    (ii) Shared power to vote or to direct the vote:                  2,160,444
    (iii)Sole power to dispose or direct the disposition of:                  0
    (iv) Shared power to dispose or to direct the disposition of:     2,160,444


(III)  WL Ross

(a)  Amount beneficially owned:                                       2,160,444
(b)  Percent of Class:                                                     9.79%
(c)  Number of shares as to which such person has:

    (i)  Sole power to vote or direct the vote:                               0
    (ii) Shared power to vote or to direct the vote:                  2,160,444
    (iii)Sole power to dispose or direct the disposition of:                  0
    (iv) Shared power to dispose or to direct the disposition of:     2,160,444


(IV)  Ross

(a)  Amount beneficially owned:                                       2,160,444
(b)  Percent of Class:                                                     9.79%
(c)  Number of shares as to which such person has:

    (i)  Sole power to vote or direct the vote:                               0
    (ii) Shared power to vote or to direct the vote:                  2,160,444
    (iii)Sole power to dispose or direct the disposition of:                  0
    (iv) Shared power to dispose or to direct the disposition of:     2,160,444

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Item 5.  Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                           Not Applicable

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

--------------------------------------------------------------------------------
Item 8.  Identification  and  Classification  of Members of the Group.

                           Not Applicable


--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

                           Not Applicable


--------------------------------------------------------------------------------
Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 2002                WLR RECOVERY FUND II , L.P.

                                           By: WLR Recovery Associates II LLC,
                                               its General Partner

                                               By: /s/ Wilbur L. Ross
                                               ---------------------------
                                               Name: Wilbur L. Ross
                                               Its: Managing Member

                                        WLR RECOVERY ASSOCIATES II, LLC

                                               By: /s/ Wilbur L. Ross
                                               --------------------------
                                               Name: wilbur L. Ross
                                               Its: Managing Member

                                        WLR ROSS & CO. LLC

                                               By: /s/  Wilbur L. Ross
                                               -------------------------
                                               Name: WIlbur L. Ross
                                               Its: Managing Member

                                        /s/ Wilbur L. Ross
                                        --------------------
                                        Wilbur Ross

                                    AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G and any further amendments thereto need be filed with respect to the beneficial ownership by each of the undersigned of shares of common stock of Penn Treaty American Corporation.

         This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

         EXECUTED this 29th day of October, 2002.

                                        WLR RECOVERY FUND II, L.P.

                                           By: WLR Recovery Associates II LLC,
                                               its General Partner

                                               By: /s/ Wilbur L. Ross
                                               ------------------------
                                               Name: Wilbur L. Ross
                                               Its: Managing Member

                                        WLR RECOVERY ASSOCIATES II, LLC

                                               By: /s/ Wilbur L. Ross
                                               -----------------------
                                               Name: Wilbur L. Ross
                                               Its: Managing Member

                                        WLR ROSS & CO. LLC

                                               By: /s/ Wilbur L. Ross
                                               ----------------------
                                               Name: Wilbur L. Ross
                                               Its: Managing Member

                                        /s/ Wilbur L. Ross
                                        -----------------------
                                        Wilbur L. Ross